Exhibit 99.1

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

Camtek Declares a Cash Dividend of $1.33 per Share

MIGDAL HAEMEK, Israel – March 21, 2024 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced that its Board of Directors has declared a cash dividend in the amount of US$1.33 per share, representing an aggregate distribution of approximately US$60 million.

The dividend is payable on April 18, 2024, in US dollars, to all shareholders of record at the close of the NASDAQ Global Select Market on April 4, 2024. From the dividend payment, tax will be withheld according to applicable law.

For more information about Camtek Ltd. and its advanced inspection and metrology solutions, please visit www.camtek.com.

ABOUT CAMTEK LTD.

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek’s systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek’s systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Heterogenous Integration, Memory and HBM, CMOS Image Sensors, Compound Semiconductors, MEMS, and RF, serving numerous industry’s leading global IDMs, OSATs, and foundries.  With manufacturing facilities in Israel and Germany, and eight offices around the world, Camtek provides state of the art solutions in line with customers’ requirements.

This press release is available at www.camtek.com.

This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including statements relating to statements about future dividends. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to, the risks discussed in our Annual Report on Form 20-F and other documents filed by Camtek with the Securities and Exchange Commission. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Camtek does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.